Filed by Westrock Coffee Holdings, LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Riverview Acquisition Corp.

Commission File No. 001-40716

Riverview Acquisition Corp. Announces Special Meeting Date of August 25, 2022 for Riverview Stockholders to Approve its Proposed Business Combination with Westrock Coffee Holdings, LLC

All Riverview Stockholders are Encouraged to Vote “FOR” the Business Combination and Related Proposals Described in Riverview’s Definitive Proxy Statement

Shareholders of Record as of August 3, 2022 are Eligible to Vote at the Special Meeting

MEMPHIS, Tenn. --(BUSINESS WIRE) -- Riverview Acquisition Corporation (Nasdaq: RVAC, “RVAC” or “Riverview”), a publicly traded special purpose acquisition company, today announced that it has scheduled a special meeting of its stockholders on August 25, 2022 to approve its business combination with Westrock Coffee Holdings, LLC ("Westrock Coffee"), a leading integrated coffee, tea, flavors, extracts, and ingredients solutions provider, and certain related matters. The Riverview special meeting will be completely virtual.

Riverview also established a record date of August 3, 2022 for the special meeting.

The Riverview board of directors has unanimously approved the business combination with Westrock Coffee and recommends that Riverview stockholders vote “FOR” the business combination and related proposals described in Riverview’s definitive proxy statement for the special meeting.

Riverview has filed the definitive proxy statement for the special meeting with the U.S. Securities and Exchange Commission and is mailing it to its stockholders as of the record date. The definitive proxy statement is available on Westrock Coffee’s investor website at www.westrockcoffee.com/pages/investors and at www.sec.gov.

Riverview stockholders are strongly encouraged to read the definitive proxy statement as it contains important information about Riverview, Westrock Coffee and the business combination transaction between Riverview and Westrock Coffee.

The closing of the business combination is subject to approval by Riverview’s stockholders and the satisfaction of other customary closing conditions. The business combination is expected to close promptly after the Riverview special meeting. Upon closing, the combined company will be called “Westrock Coffee Company”, and its common stock is expected to list on the Nasdaq Capital Market under the ticker symbol “WEST.”

Special Meeting Details

The Riverview Special Meeting will be completely virtual.

All Riverview stockholders as of the record date, or their duly appointed proxies, may attend the Riverview Special Meeting virtually. Registration will begin at 9:00 a.m. Eastern Time on the meeting date.

Every Riverview stockholder’s vote is important, regardless of the number of shares held.

If Riverview stockholders have any questions, they are encouraged to contact Alliance Advisors, Riverview’s proxy solicitor, toll-free at (888-596-1864) or email at RVAC@allianceadvisors.com.

Important Information

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the business combination transaction between Westrock Coffee and Riverview or any of the securities to be issued in connection with the business combination or passed upon the adequacy or accuracy of the disclosures in the proxy statement / prospectus for the business combination. Any representation to the contrary constitutes a criminal offence.

About Westrock Coffee

Westrock Coffee Holdings, LLC is a leading integrated coffee, tea, flavors, extracts, and ingredients solutions provider in the U.S., providing coffee sourcing, supply chain management, product development, roasting, packaging, and distribution services to the retail, food service and restaurant, convenience store and travel center, CPG, non-commercial and hospitality industries around the world. With offices in 10 countries, the company sources coffee and tea from 35 origin countries.

About Riverview Acquisition Corp.

Riverview Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Management is led by Chief Executive Officer R. Brad Martin, President Charles K. Slatery, and Chief Financial Officer Will Thompson.

Additional Information and Where to Find It

Riverview has filed with the SEC a definitive proxy statement for the special meeting to approve the business combination transaction with Westrock Coffee. INVESTORS, SECURITY HOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY RIVERVIEW OR WESTROCK COFFEE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive proxy statement is being mailed to stockholders of Riverview as of the record date for the special meeting. Riverview stockholders may obtain a free copy of the definitive proxy statement as well as other filings containing information about Westrock Coffee and Riverview, without charge, at the SEC’s website (http://www.sec.gov). Copies of the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to Riverview Acquisition Corp., 510 South Mendenhall Road, Suite 200, Memphis, TN 38117, (901) 767-5576.

Participants in Solicitation

Riverview and its directors and executive officers may be deemed participants in the solicitation of proxies from Riverview’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Riverview are contained in the definitive proxy statement for the transaction, filed on August 4, 2022, with the SEC, which is available free of charge at the SEC’s website at www.sec.gov.

Westrock Coffee and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Riverview in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are contained in the definitive proxy statement for the transaction, filed on August 4, 2022, with the SEC, which is available free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of Westrock Coffee, Riverview, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

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Contacts

Media:

ICR for Riverview and Westrock Coffee: Westrock@icrinc.com

Investor Relations:

ICR for Westrock Coffee: WestrockIR@icrinc.com